Exhibit 99.1

4Front Announces Progress on Non-Core Asset Divestitures and Additional Funding from Gotham Green Partners

PHOENIX, Jan. 30, 2020 /CNW/ - 4Front Ventures Corp. (CSE: FFNT) (OTCQX: FFNTF) ("4Front" or the "Company") announces the completion of the first steps of the capital plan highlighted in its press release dated November 29, 2019, announcing 4Front's financial performance in Q3 2019.

The capital plan underpins the Company's focus on revenue growth and profitability in 2020 and includes the divesture of certain non-core assets. The closing of the sale of 4Front's economic interests associated with three Arkansas dispensaries is the first of these divestitures. Additionally, the Company announces the closing of additional funding from entities associated with Gotham Green Partners, LLC (collectively referred to as "GGP"). GGP, an existing investor and the holder of secured convertible promissory notes in 4Front, is actively engaged in supporting 4Front's growth plans.

"4Front continues to sharpen its focus on operations and execution in key markets, enabling us to drive towards our revenue growth and profitability goals," said Josh Rosen, 4Front CEO. "In December we provided initial guidance for both 2020 and 2021, which included the modest capital needs anticipated to get our company to cash flow positive in the back half of this year. Today's announcement marks the first disclosure around the broader capital plan intended to enable the company to achieve its guidance as previously outlined. As a shareholder-aligned management team with significant skin in the game, we see opportunities to further optimize our business around core assets while minimizing dilution to shareholders. The arc of our active discussions with both strategic and financial partners buttresses our confidence in being properly capitalized to fund our expansion."

"I'm eager to capitalize on our strong business momentum and demonstrate our capabilities as an integrated company with Cannex over the coming quarters," said Brad Kotansky, 4Front's CFO. "I'm particularly pleased with the receptivity among both existing and new prospective investors to our prioritization of efficient (low-cost), quality production at scale."

4Front has also received additional funding from GGP to support the Company's ongoing growth.

"The Gotham Green team has been a strong partner to Cannex, and now 4Front. The willingness to support our process is consistent with that partnership to enable our growth while we optimize our footprint and capital structure," Rosen said.

GGP Managing Member Jason Adler noted, "We continue to be believers in the combined Cannex and 4Front team and its world-class production capabilities. Our additional investment is a further vote of confidence in the management team and will ensure the continued expansion plans remain on schedule."

4Front has issued to GGP additional senior secured convertible notes in the principal amount of US$3,000,000 (the "Notes"). The Notes bear 15% interest, paid in kind, and are convertible, along with interest, at a price equivalent to US$0.647 per subordinate voting share ("SVS"), a 29% premium to the SVS closing price as of January 29, 2020. Additionally, 4Front has issued warrants equivalent to 2,230,080 SVS at US$0.673 per share, a 35% premium to the closing price as of January 29, 2020. The Notes mature no later than six months from issuance and the warrants have a term of three years.

The terms of 4Front's sale of its economic interests related to the Arkansas dispensaries are confidential. A copy of the Notes may be found under the company's SEDAR profile, available at www.sedar.com, and more information may be found under the Company's profile on the Canadian Securities Exchange's website.

About 4Front Ventures Corp.
4Front is a cannabis company designed for long-term success and built upon battle-tested operating capabilities at scale, experienced and committed leadership, a strategic asset base, and a commitment to being a magnet for talent. From plant genetics to the cannabis retail experience, 4Front's team applies expertise across the value chain. 4Front has invested heavily to assemble a comprehensive collection of management skills and hands-on operating expertise to capitalize on the unique growth opportunity being afforded by the increased legalization of cannabis. For more information, visit 4Front's website.

This news release was prepared by management of 4Front Ventures, which takes full responsibility for its contents. The Canadian Securities Exchange ("CSE") has not reviewed and does not accept responsibility for the adequacy of this news release. Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Forward Looking Statements

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in 4Front Ventures' periodic filings with securities regulators. When used in this news release, words such as "will, could, plan, estimate, expect, intend, may, potential, believe, should," and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements related to future developments and the business and operations of 4Front Ventures, developments with respect to legislative developments in the United States and 4Front's ability to achieve revenue and profitability goals.

Although 4Front Ventures has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: dependence on obtaining regulatory approvals; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under U.S. federal laws; change in laws; limited operating history; reliance on management; requirements for additional financing; competition; hindering market growth and state adoption due to inconsistent public opinion and perception of the medical-use and adult-use marijuana industry and; regulatory or political change.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. 4Front Ventures disclaims any intention or obligation to update or revise such information, except as required by applicable law, and 4Front Ventures does not assume any liability for disclosure relating to any other company mentioned herein.

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SOURCE 4Front

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%CIK: 0001627883

For further information: Investor Contact: Andrew Thut, Chief Investment Officer, IR@4frontventures.com, 602-633-3067; Media Contact: Anne Donohoe / Nick Opich, KCSA Strategic Communications, adonohoe@kcsa.com / nopich@kcsa.com, 212-896-1265 / 212-896-1206

CO: 4Front

CNW 08:25e 30-JAN-20